Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

	Years ended December 31,
In millions of dollars, except for ratios	2013	2012	2011	2010	2009
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$9,941	$12,922	$15,678	$16,725	$17,711
Interest factor in rent expense	460	496	495	500	522
Dividends--Preferred Stock	194	26	26	9	22,708
Total fixed charges	$10,595	$13,444	$16,199	$17,234	$40,941

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)
Fixed charges (including preferred stock dividends)	$10,595	$13,444	$16,199	$17,234	$40,941
Total income	30,092	21,269	30,921	30,350	33,165

Ratio of income to fixed charges excluding interest on deposits	2.84	1.58	1.91	1.76	NM

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$16,177	$20,612	$24,209	$25,057	$27,902
Interest factor in rent expense	460	496	495	500	522
Dividends--Preferred Stock	194	26	26	9	22,708
Total fixed charges	$16,831	$21,134	$24,730	$25,566	$51,132

Income
Income from continuing operations before taxes and noncontrolling interests	$19,497	$7,825	$14,722	$13,116	$(7,776)
Fixed charges (including preferred stock dividends)	$16,831	$21,134	$24,730	$25,566	$51,132
Total income	36,328	28,959	39,452	38,682	43,356

Ratio of income to fixed charges including interest on deposits	2.16	1.37	1.60	1.51	NM